

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

<u>Via Facsimile</u>
Mr. Robert A. Kotick
Director, President and Chief Executive Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

      Re: **Activision Blizzard, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed February 25, 2011
                Form 8-K filed February 9, 2011
                File No. 001-15839

Dear Mr. Kotick:

      We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Overview of Business Trends

Online Content and Digital Downloads, page 42

1.   We note your disclosure that digital revenues "have become an increasingly important part of [y]our business." We also note that in Exhibit 99.1 of your Form 8-K filed February 9, 2011, that you quantify the amount of revenues from digital channels versus

retail channels. Please tell us the extent to which you use this information as a key indicator in managing your business and indicate whether you believe that this information contributes meaningfully to understanding and evaluating your company. As part of your response, tell us what consideration you gave to disclosing the amount of revenue from digital channels versus retail channels in your MD&A. Refer to Section III.B.1 of SEC Release No. 33-8350.

Results of Operations – Years Ended December 31, 2010, 2009 and 2008

Income Tax Expense (Benefit), page 61

2. Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail, as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 62

3. We note that a substantial amount of your earnings of foreign subsidiaries are permanently reinvested outside of the U.S. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Form 8-K filed on February 9, 2011

4. We note your presentation of non-GAAP net revenue which is adjusted to "reflect the net change in deferred net revenues." In future filings please explain, in greater detail, the nature of this adjustment as well as why you believe that this specific non-GAAP measure is useful. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief